UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Aytu Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

054754700
(CUSIP Number)

Daniel Radden c/o Armistice Capital LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,380,064

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,380,064

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,380,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,380,064

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,380,064

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,380,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,380,064

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,380,064

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,380,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	054754700

Item 1.	Security and Issuer.

The name of the issuer is Aytu Bioscience, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112. This Amendment No. 3 to Schedule 13D relates to the Issuer's Common Stock, par value $.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 8,380,064 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct owner of the Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $7,980,000. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On October 11, 2019, the Issuer and the Master Fund entered in to a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Master Fund acquired from the Issuer in a private placement (the “Private Placement”): (i) 5,000 shares of the Issuer’s Series F Convertible Preferred Stock (the “Series F Preferred Stock”); and (ii) 5,000,000 Common Stock Purchase Warrants (the “Warrants”). The aggregate subscription amount paid by the Master Fund for the Series F Convertible Preferred Stock and Warrants acquired by it pursuant to the Securities Purchase Agreement was $5,000,000.

Each share of the Series F Preferred Stock has a stated value of $1,000. The Series F Preferred Stock is not convertible until the Issuer obtains stockholder approval as required by applicable NASDAQ rules (“Shareholder Approval”). After the Issuer obtains Shareholder Approval, the Series F Preferred Stock is convertible into Shares (any such Shares received by the Master Fund upon conversion, “Conversion Shares”) at any time at the option of the Master Fund at a conversion price of $1.00 (the “Conversion Price”); provided, however, that the Master Fund is subject to a blocker provision that prevents it from converting its Series F Preferred Stock if it would be more than a 40% beneficial owner of the Shares following such conversion. The Conversion Price is subject to adjustment in the case of stock splits, stock dividends, combinations of Shares and similar recapitalization transactions. In addition, the Series F Preferred Stock is subject to anti-dilution provisions until such time that is the earlier of: (i) the two-year anniversary date of the original issuance date; and (ii) when 85% of the Series F Preferred Stock has been converted.

The Warrants have an exercise price of $1.25 per Share (any such Shares received by the Master Fund upon exercise, “Warrant Shares”) and contain cashless exercise provisions; provided, however, that the Master Fund is subject to a subject to a blocker provision that prevents it from exercising the Warrants if it would be more than a 40% beneficial owner of the Shares following such exercise. The Warrants become exercisable after the Issuer obtains Shareholder Approval and will expire five years from the time a registration statement covering the Conversion Shares and Warrant Shares is declared effective by the SEC.

In connection with the Private Placement, the Issuer and the Master Fund also entered into a Registration Rights Agreement dated October 11, 2019 (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to file a registration statement (“Registration Statement”) with the SEC within 90 days for purposes of registering the resale of the Conversion Shares and Warrant Shares. The Issuer also agreed to use its best efforts to cause the Registration Statement to be declared effective within 120 days, or, in the event of a “full review” by the SEC, within 150 days.

The foregoing was a summary of certain material terms of the: (i) Securities Purchase Agreement; (ii) Issuer’s Certificate of Designation of Preferences, Rights and Limitations of Series F Preferred Stock (the “Series F COD”); (iii) Warrants; and (iv) Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits B, C, D and E, respectively, and are incorporated herein by reference.

Mr. Boyd currently serves as a member of the Issuer’s board of directors (the “Board”).

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 8,380,064 Shares, constituting 40.0% of the Shares, based upon 20,948,071 Shares outstanding as of the date hereof, as adjusted for warrants and convertible preferred stock beneficially owned by the Reporting Persons. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,380,064 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,380,064 Shares.

Other than the transaction described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in: (i) this Item 6; (ii) Item 4 above; (iii) attached hereto and/or incorporated herein by reference; and/or (iv) described in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on October 15, 2019)
Exhibit C:	Form of Series F COD (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by the Issuer on October 15, 2019)
Exhibit D:	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on October 15, 2019)
Exhibit E:	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC by the Issuer on October 15, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2019
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D, dated October 16, 2019, relating to the Common Stock, par value $.0001 per share, of Aytu Bioscience, Inc. shall be filed on behalf of the undersigned.

October 16, 2019
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd